Via Facsimile and U.S. Mail
Mail Stop 6010

October 30, 2006

Mr. J. William Freytag
President and Chief Executive Officer
Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, CO 80021

> **Re: Myogen, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-50438**

Dear Mr. Freytag:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief